August 5, 2019

Via EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re: Responses to Follow-Up Comments on Post-Effective Amendment No. 165 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust

(File Nos. 033-65572; 811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided telephonically by Mr. Jay Williamson of the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2019, regarding the USAA Mutual Funds Trust's (the "Trust") initial response letter dated July 24, 2019 ("Initial Response"), concerning the Staff's comments to Post-Effective Amendment No. 165 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A, which was filed with the SEC on May 29, 2019, on behalf of the USAA Tax Exempt Long-Term Fund, USAA Tax Exempt Intermediate- Term Fund, USAA Tax Exempt Short-Term Fund, USAA Tax Exempt Money Market Fund, USAA New York Bond Fund, USAA California Bond Fund, USAA Virginia Bond Fund, USAA Target Managed Allocation Fund, and USAA Global Equity Income Fund (each, a "Fund" and collectively, the "Funds")1 and the Trust's responses thereto.

The Staff's comment is set forth in italics and is followed by the Trust's response. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: The Staff disagrees with the Trust's response to the Staff's comment regarding the small balance account fee of $12 that may be assessed to each shareholder account with less than $2,000, as described on page 57 under the heading "Account Balance." Form N-1A requirements make clear that a small account fee is required disclosure in the Fund's fee table if it may be assessed. Please revise to disclose the fee in the fee table or revise the disclosure to

1Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

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indicate that you will not impose the fee but may do so in the future after appropriate disclosure to investors.

Response: The Trust respectfully disagrees with the Staff's position for the reasons set forth in the Initial Response; however, the Trust will revise the relevant disclosure to include the below sentence immediately following the relevant disclosure.2

The fee is not currently being assessed. The Fund will provide advance notice in the event it is assessed in the future.

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If you have any questions with respect to the enclosed, please contact me at (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Deputy General Counsel

2Please note that the Trust, on behalf of the Funds, has filed Post-Effective Amendment No. 168 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on July 29, 2019, and that the Funds' prospectuses are dated August 1, 2019. As such, the Trust has already began printing the prospectuses. The revised disclosure will be included in the Trust's prospectuses with respect to its others series going forward. (See e.g., Post-Effective Amendment No. 169 to the Trust's Registration Statement filed with the SEC on August 1, 2019.)

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